SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 16, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated by reference herein are the Registrant's News Releases dated November 15, 2006 and November 16, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   November 16, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  November 15, 2006

Tanzanian Royalty Reports Significant Assay Results From

MDN Drill Program in Tulawaka Mine Area of Tanzania

The Company is pleased to announce that it has received assay results from a 2,689 metres Reverse Circulation (RC) drilling program conducted by MDN Northern Mining (MDN) on its 102.9 km² Nyantimba licenses 15 kilometres north of the Tulawaka gold mine in Tanzania.

In September and October of 2006, MDN tested several gold targets with 53 RC holes as a follow-up to last year’s Rotary Air Blast (RAB) program which produced a significant discovery in the Viyonza zone.

Commenting on the latest results Tanzanian Royalty Chairman and CEO, Jim Sinclair said: “Last year’s discovery by MDN and its subsequent enhancement with further drilling is a testament to the company’s exceptional exploration capabilities and its bright prospects for the future.”

The best intersections from the RC drill program as reported by MDN are listed below.

Drill hole	From	To	Length	Grade
	m	m	m	g/t Au
NTRC-06	25	27	2	13.18
NTRC-07	4	5	1	4.13
NTRC-08	4	6	2	1.04
NTRC-09	40	42	2	1.45
NTRC-10	13	14	1	1.07
NTRC-10	33	34	1	2.79
NTRC-19	5	6	1	4.16
NTRC-20	4	6	2	1.12
NTRC-21	1	4	3	2.12
NTRC-22	23	24	1	8.01
NTRC-23	15	16	1	1.49
NTRC-25	4	7	3	17.15
NTRC-26	4	6	2	35.95
NTRC-38	7	8	1	2.32

The fact an RC drill rig was utilized for this phase of drilling precludes the accurate determination of true width and orientation of the mineralized intersections.

According to MDN: “In a lateritic environment, there is often secondary lateral dispersion of the gold in the ferricrete, an indurated flat lying iron oxide-rich unit near surface. Half of the intercepts in this program come from surface dispersion in the ferricrete but the other intersections come from primary quartz veins and altered host rocks.”

MDN believes this feature indicates the presence of a significant gold system in an area of 300 metres by 200 metres that is still open and warrants further follow-up.

Analysis

Samples were analyzed by fire assay at the Mwanza SGS laboratory (Tanzania). A systematic program of analytical grade verification implemented by MDN returned satisfactory results.

Qualified Person

The drilling was carried out under the management of geologist Brian Lloyd, and supervised by Dominique Fournier, Ph.D., who acted as a qualified person in accordance with NI 43-101.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

 For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Exhibit 2

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  November 16, 2006

Tanzanian Royalty to Begin Major Drill Program at Kigosi

Tanzanian Royalty Exploration is pleased to announce that it has started a detailed exploration program on its Kigosi Property which includes the following elements:

•

A detailed assessment of the AngloAshanti database (complete).

•

Selected IP traverses over the artisanal workings at Luhwaika and Igunda.

•

A 5,000 metre Reverse Circulation (RC) drill program scheduled to commence this month.

According to Tanzanian Royalty Chairman and CEO Jim Sinclair, “We’ve been eager to determine the full potential of Kigosi for some time now and we are prepared to commit whatever resources are needed to allow us to achieve that goal.”

The area of interest comprises two artisanal mining sites that are parallel to each other and are separated by a 2.5 kilometre wide swath of mbuga (overburden). The Luhwaika workings are the largest in the area with sporadic artisanal activity spread over a distance of approximately 1,200 metres.

Within this area, mineralization is controlled by a gold-rich, brittle ductile shear zone that has developed near the contact between a large granite intrusive and mafic greenstones. The strike of this high strain zone is 320º, which is similar to the Bulyanhulu deposit, while the dip is moderate to the southwest.

From the productive shallow artisanal work shafts, it appears that at least two sub-parallel zones exist. This is confirmed by the AngloAshanti soils data that extend the Luhwaika mineralization to over 3.3 kilometres along strike. The soil data indicate a strong relationship between the granite contact and the gold mineralization. Grab samples at Luhwaika have returned values up to 194 g/t.

The gold occurs within a stockwork of shear-hosted quartz veins and within sheared granite. To date, two IP traverses have been completed over the Luhwaika showings by the Company’s in-house geophysical department. One traverse is in the southeast and the other 1.6 kilometres to the northwest. Both these traverses display moderate to strong chargabilities and resistivities over the artisanal zones. More sub-parallel IP anomalies could represent additional mineralization that has not yet been uncovered by the artisanals. The zones appear thick and in some cases may be up to 50 metres wide.

The present strike of the Igunda workings is approximately 300 metres. These workings occur in a thin (one meter) quartz vein within mafic volcanics and have a similar strike to the Luhwaika workings but a steeper almost vertical dip. Grab samples from these workings have returned values up to 50.32 g/t. One IP line has been completed across these workings and results indicate that there may be an additional zone a few hundred meters to the southwest.

A fourth IP line has been completed across the middle of the mbuga that separates the Luhwaika and Igunda occurrences. A weak anomaly occurs along strike of the Luhwaika-Igunda trend, and stronger anomalies occur to the northeast and southwest.

Aeromagnetic interpretations conducted by AngloAshanti suggest that the granite – greenstone contact occurs a few hundred meters south of the Luhwaika–Igunda trend in this particular area. This has been suggested by the IP which needs to be extended to confirm this hypothesis. No soil geochem has been carried out in this area as the mbuga soils form a transported blanket over the mineralization.

The IP is ongoing and due to the large strike of the system, IP lines are being planned across the highest soil anomaly areas.

This first phase drilling will test the main Luhwaika and Igunda workings along three to four traverse lines but will not target additional IP targets. Shallow drilling (50 metre holes) along toe and collar RC fences has been designed to test across the entire length of both workings. An all-weather road is currently being constructed for drill and support vehicle accessibility. Drilling is expected to begin within the week.

The total strike length of the Luhwaika–Igunda shear system is currently 4.7 kilometres and by including the Luhwaika north extension this system is up to 9.0  kilometres long.

Tanzanian Royalty President, John Deane comments: “This is a very exciting time for the Company. These workings have been known for some time but our ability to evaluate these highly prospective targets has been slowed by a lengthy permitting process which understandably is designed to preserve the environmental integrity of the site.”

“The Company intends to go in hard and fast. The system has more than adequate strike length, multiple sub-parallel zones, and appears to have excellent grade potential as well. This first phase of drilling will determine if it has the continuity to generate resources of economic interest.”

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration Corporation Limited. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05). Mr. Deane has reviewed and validated the AngloAshanti geochemical and geological databases for this particular area and has made the necessary corrections.

Analysis

The AngloAshanti soils were submitted to SGS Mwanza for Fire Assay analysis.

Grab and rock chip samples reported in this release were taken by Mr. Deane and Dr. Jim Oliver. The majority of these samples were taken from artisanal muck piles found on the top of production shafts and pits, and this data cannot be used for any resource evaluation. Fire assay with flame AAS finish on these samples was conducted by Humac Laboratory in Mwanza, Tanzania .

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.